CAESARS ACQUISITION COMPANY

One Caesars Palace Drive

Las Vegas, Nevada 89109

September 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tom Kluck Legal Branch Chief

Caesars Acquisition Company

Registration Statement on Form S-3

Filed March 30, 2015

File No. 333-203108

Dear Mr. Tom Kluck:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “S-3”), relating to the registration of up to an aggregate of 521,062 shares of Class A common stock, par value $0.001 per share, of Caesars Acquisition Company (the “Company”) to be sold by certain selling stockholders, be accelerated to September 10, 2015 at 12:00 p.m. Eastern Time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Monica K. Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055.

Very truly yours,

By:	/s/ Troy J. Vanke
	Name:	Troy J. Vanke
	Title:	Chief Accounting Officer